Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDGAR

October 18, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AirNet Technology Inc.

Response to the Staff’s Comments on the Annual Report on Form 20-F for the Fiscal Year ended December 31, 2023 (File No. 001-33765)

Ladies and Gentlemen,

On behalf of AirNet Technology Inc. (the “Company”), we are hereby submitting this letter in response to a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated September 19, 2024 on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 26, 2024 (the “2023 Form 20-F”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the 2023 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2023

Introduction, page 2

1.	Please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with variable interest entities (VIEs) based in China, and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. We note your statement on page 2 that the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Revise to disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. We note your cross-reference on page 4 to your detailed discussion of risks facing the company and the offering as a result of this structure.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with deletions shown in strikethrough and additions in underline showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 ● 桑西尼 ● 古奇 ● 罗沙迪律师事务所

austin   beijing   boston   BOULDER   brussels   hong kong   london   los angeles   new york   palo alto
SALT LAKE CITY   san diego   san francisco   seattle   shanghai   washington, dc   wilmington, de

INTRODUCTION

…

Holding Company Structure and the VIE Structure

~~Although AirNet does not directly or indirectly own any equity interests in its VIEs or their respective subsidiaries, AirNet is the primary beneficiary of and effectively controls these entities through a series of contractual arrangements with these entities and their record owners. We have consolidated the financial results of these VIEs and their respective subsidiaries in our consolidated financial statements in accordance with the Generally Accepted Accounting Principles in the United States, or U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 3. Key Information—D. Risk Factors” for further information on our contractual arrangements with these parties.~~

…

AirNet Technology Inc. is not a Chinese operating company but a Cayman Islands holding company. AirNet Technology Inc.~~, our ultimate Cayman Islands holding company,~~ does not have any substantive operations other than directly controlling (1) Chuangyi Technology, our wholly-owned subsidiary in China that controls and holds the VIEs and their respective subsidiaries through certain contractual arrangements, which conduct our air travel media network business, and (2) Shenzhen Yuehang Information Technology Co., Ltd. and Xi’an Shengshi Dinghong Information Technology Co., Ltd., our wholly-owned subsidiaries in China that conduct our air travel media network business operations.

Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the consolidated affiliated entities. AirNet Technology Inc. is an investment holding company without substantive operations on its own, and we conduct our business operations through both our subsidiaries and the consolidated affiliated entities~~, which we effectively control through~~ based on certain contractual arrangements. We, together with our PRC subsidiaries and the consolidated affiliated entities, are subject to PRC laws relating to, among others, restrictions over foreign investments in advertising services companies set out in the Negative List (2021 Version) promulgated by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission of the PRC, or the NDRC. As a result, we have to control over the consolidated affiliated entities through contractual arrangements. Such structure is used to replicate foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. Neither we nor our subsidiaries own any share in the consolidated affiliated entities, and investors may never hold equity interests in the Chinese operating companies. Instead, ~~we control and receive the economic benefits of the consolidated affiliated entities’ business operation through a series of contractual agreements with the VIEs. The contractual agreements with the VIEs are designed to provide Chuangyi Technology with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the consolidated affiliated entities, including absolute control rights and the rights to the assets, property, and revenue of the consolidated affiliated entities. A~~as a result of our direct ownership in Chuangyi Technology and the contractual agreements with the consolidated affiliated entities, we are regarded as the primary beneficiary of the consolidated affiliated entities for accounting purposes. Accordingly, we have consolidated the financial results of the consolidated affiliated entities in our consolidated financial statements in accordance with the Generally Accepted Accounting Principles in the United States, or U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements” for a description of these arrangements. Neither AirNet Technology Inc. nor its investors have had an equity ownership in, direct foreign investment in, or control, other than as defined under U.S. GAAP, through contractual arrangements with, the VIEs. The contractual arrangements are not equivalent to an equity ownership in the business of the VIEs and their respective subsidiaries in China. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of PRC companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the consolidated affiliated entities. We may also subject to sanctions imposed by PRC regulatory agencies including China Securities Regulatory Commission, or the CSRC, if we fail to comply with their rules and regulations.

…

The VIE structure and its associated risks

…

Our corporate structure is subject to unique risks associated with the VIE structure. The contractual arrangements with the VIEs have not been tested in court. If the PRC government deems that our contractual arrangements with the VIEs did not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties. The PRC regulatory authorities could disallow our holding company structure, which could lead to a material change in our operations and/or a material change in the value of the ADSs, and could cause the value of the ADSs to significantly decline or become worthless. Our holding company, our PRC subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, may affect the financial performance of the VIEs and our company as a whole.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We note your current disclosure in the second paragraph of page 3. Your disclosure should also address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Further, we note that your auditors are headquartered in Singapore. Last, please provide, as necessary, to include appropriate cross-references to the individual risk factors associated with the discussion here.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with deletions shown in strikethrough and additions in underline showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

INTRODUCTION

…

Holding Company Structure and the VIE Structure

…

We, our PRC subsidiaries and the consolidated affiliated entities face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the consolidated affiliated entities, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. The PRC government has recently issued statements and regulatory actions relating to areas such as ~~For example, we and the consolidated affiliated entities face risks associated with~~ regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy, anti-monopoly regulatory actions, as well as the uncertainty of the inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB. For example, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and the related guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Overseas Listing Trial Measures. We believe we are not required to obtain such approval for our initial public offering on November 7, 2007 because such offering made was before the enactment of the Overseas Listing Trial Measures; however, we will be obligated to obtain approvals with the CSRC for our future offerings. If we cannot obtain such approvals or the CSRC rescind our approvals, we may not continue to offer securities to investors and cause the value of our securities to significantly decline or, in extreme cases, become worthless. See “ Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, if required.” In addition, if future regulatory updates mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges or traded in foreign over the counter trading markets, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.” Furthermore, the PRC anti-monopoly and competition laws and regulations are evolving, and there remains uncertainties as to how the anti-monopoly laws, regulations and guidelines will impact our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The M&A Rule sets forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.” ~~Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless.~~ The PRC government also has significant discretion over the conduct of the business of us, our PRC subsidiaries and the consolidated affiliated entities, and may intervene with or influence our operations or the development of the advertising industry as it deems appropriate to further regulatory, political and societal goals. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment, our business could be materially and adversely affected.” These statements and regulatory actions may impact our ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange. Such risks could result in a material change in our operations and/or the value of the ADSs, ~~Furthermore, the PRC government has recently exerted more oversight and control over overseas securities offerings and foreign investment in China-based companies like us, and these rules could~~ significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see ~~“Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and~~ “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any actions by the Chinese government, including any decision to intervene or influence the operations of our subsidiaries and the consolidated affiliated entities, or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of these entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.”

…

~~On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that, among others, the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers, and while existing issuers are not required to complete the filing procedures immediately, they shall be required to file with the CSRC upon the occurrence of certain subsequent matters, including but not limited to follow-on offerings, secondary listings and going private transactions. Such requirements by the PRC government could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or, in extreme cases, become worthless. We believe we are not required to obtain such approval for our initial public offering on November 7, 2007 because such offering made was before the enactment of the Overseas Listing Trial Measures; however, we will be obligated to obtain approvals with the CSRC for our future offerings. If we cannot obtain such approvals or the CSRC rescind our approvals, we may not continue to offer securities to investors and cause the value of our securities to significantly decline or, in extreme cases, become worthless. See “Item 3. Key Information—D. Risk Factors-Risks Related to Doing Business in China—Any actions by the Chinese government, including any decision to intervene or influence the operations of our subsidiaries and the consolidated affiliated entities, or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of these entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.”~~

3.	Revise your definition of “China” or “PRC” to clarify that the legal and operation risks associated with operating in China also apply to operations and entities in Hong Kong. Additionally, revise your definition of “we,” “us,” “our,” “our company” or “AirNet” to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose here and elsewhere as appropriate, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with deletions shown in strikethrough and additions in underline showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

●	“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes ~~excluding, for the purpose of this annual report only,~~ Hong Kong, Macau and Taiwan. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. While entities and businesses in Hong Kong operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to our operations in Hong Kong, if the laws applicable to mainland China become applicable to entities and businesses in Hong Kong in the future;

In response to the Staff’s comment, the Company also undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of the VIEs and implying that the contractual agreements are equivalent to equity ownership in the VIEs in its future Form 20-F filings. In addition, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with deletions shown in strikethrough and additions in underline showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

●	“VIEs” means the variable interest entities in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP ~~that AirNet Technology Inc. controls and consolidates through contractual arrangements~~, including AirNet Online, Linghang Shengshi and Iwangfan, and “consolidated affiliated entities” refers to, collectively, the VIEs and their respective subsidiaries; and

●	“we,” “us,” “our,” “our company” or “AirNet” refers to (1) ~~the combined business of~~ AirNet Technology Inc.~~,~~ and its subsidiaries, and (2) in the context of describing our substantive operations and consolidated financial information, AirNet Technology Inc., its subsidiaries and the consolidated affiliated entities. The consolidated affiliated entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. AirNet Technology Inc. is a holding company with no substantive operations of its own. We do not have any equity ownership in the consolidated affiliated entities.

The Company also respectfully refers to the Company’s response to comment #1 above, wherein the Company has set forth proposed revisions to the disclosures under “Introduction” section.

4.	Disclose here how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued. We note your discussion elsewhere discussing the CAC Draft Cyber Data Security Regulations.

RESPONSE: The Company respectfully advises the Staff that it does not have material operations in Hong Kong. In light of this, the Company believes that laws and regulations in Hong Kong, including the regulatory actions related to data security or anti-monopoly concerns and regulations that may result in oversight over data security, do not have a material impact on its ability to conduct business, accept foreign investment, or list on a U.S. or foreign stock exchange. To the extent that the Company has material operations in Hong Kong in the future, the Company will provide additional disclosures regarding the applicable laws and regulations in Hong Kong as well as the related risks and consequences, as appropriate.

In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with additions in underline showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

INTRODUCTION

…

Holding Company Structure and the VIE Structure

…

As of the date of this annual report, laws and regulations in Hong Kong, including regulatory actions related to data security or anti-monopoly concerns in Hong Kong, do not have a material impact on our ability to conduct business, accept foreign investment, or list on a U.S. or foreign stock exchange.

5.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any cash transfers have been made to date between the holding company, its subsidiaries, and consolidated VIEs, and quantify the amounts where applicable. In this regard, your disclosure only speaks to transfers made by the holding company to the PRC subsidiaries. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. We note your disclosure on page 4.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with deletions shown in strikethrough and additions in underline showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

INTRODUCTION

…

Holding Company Structure and the VIE Structure

…

Cash and asset flows through our organization

Cash may be transferred among AirNet Technology Inc., our PRC subsidiaries and the consolidated affiliated entities, in the following manners: (1) dividends or other distributions may be paid by our PRC subsidiaries to AirNet Technology Inc. through our subsidiaries in Hong Kong and the BVI; (2) funds may be paid by the consolidated affiliated entities to our PRC subsidiaries, as service fees according to the contractual arrangements; (3) our PRC subsidiaries and the consolidated affiliated entities may lend to and borrow from each other from time to time for business operation purposes; and (4) funds may be transferred to our PRC subsidiaries from AirNet Technology Inc. as needed through our subsidiaries in Hong Kong and the BVI in the form of capital contributions or shareholder loans, as the case may be.

AirNet Technology Inc. is a holding company with no material operations of its own. We conduct our operations through our subsidiaries and the consolidated affiliated entities in China. As a result, our ability to pay dividends and fund any cash and financing requirements we may have depends upon dividends paid by our subsidiaries and cash payments from the consolidated affiliated entities in China. If our existing PRC subsidiaries or the consolidated affiliated entities or any newly formed ones incur any debt on their own behalf in the future, the instruments governing their debts may restrict their ability to pay dividends or make cash payments to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance, or PRC GAAP. Under PRC law, each of our PRC subsidiaries and the consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of its after-tax profits based on PRC GAAP to enterprise expansion funds as well as staff bonus and welfare funds at its discretion, and the consolidated affiliated entities may allocate a portion of its after-tax profits based on PRC GAAP to a discretionary surplus fund at its discretion. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the statutory reserve funds are not distributable as cash dividends. Furthermore, the PRC government imposes regulations on the convertibility of the Renminbi into foreign currencies. Remittance of dividends by our PRC subsidiaries out of China is also subject to certain procedures with the banks designated by the State Administration of Foreign Exchange of the PRC, or SAFE. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.”

As an offshore holding company, AirNet Technology Inc. is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fundraising activities to its PRC subsidiaries only through loans or capital contributions, and to the consolidated affiliated entities only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. Loans by AirNet Technology Inc. to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterparts, and capital contributions to our PRC subsidiaries are subject to approval by the relevant government authorities and must also be registered with SAFE or its local counterparts.

As of the date of this annual report, n~~N~~one of AirNet Technology Inc., our PRC subsidiaries or the consolidated affiliated entities have ~~has~~ paid any dividends or made any distributions to respective holding companies or any investors ~~as of the date of this annual report~~, nor do we have any present plan to pay any cash dividends on our securities in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. ~~Our PRC subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. Historically, our PRC subsidiaries have also received equity financing from its shareholders to fund business operations of our PRC subsidiaries.~~ AirNet Technology Inc. and its subsidiaries received RMB2.6 million, RMB18.3 million and RMB5.5 million (US$0.9 million) from the consolidated affiliated entities in 2021, 2022 and 2023, respectively, which included cash advances and service fees made by the consolidated affiliated entities to us for daily operations. The consolidated affiliated entities received RMB0.9 million, RMB9.8 million and RMB2.9 million (US$0.4 million) from AirNet Technology Inc. and its subsidiaries in 2021, 2022 and 2023, respectively, which included the repayment of aforementioned cash advances for daily operations. Except as disclosed above, in 2021, 2022 and 2023, there was no other cash transfer among AirNet Technology Inc., its subsidiaries and the consolidated affiliated entities, and there were no material asset transfers other than cash transfers within our organization. For details of our cash transfers during the relevant years, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Information Related to the VIEs” and our consolidated financial statements and the notes thereto included elsewhere in this annual report. We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among AirNet Technology Inc., its subsidiaries, the consolidated affiliated entities and investors. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations. ~~In the future, cash proceeds raised from overseas financing activities may be, and are intended to be, transferred by us through Hong Kong subsidiary to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. Subsidiaries in China that receives such cash proceeds then will transfer funds to its subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China-Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.”~~

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

B. Liquidity and Capital Resources

…

Holding Company Structure

AirNet Technology Inc. is ~~We are~~ a holding company with no material operations of ~~our~~ its own. We conduct our operations through our subsidiaries and consolidated affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and cash payments from the consolidated affiliated entities in China. If our existing PRC subsidiaries or the consolidated affiliated entities or any newly formed ones incur any debt on their own behalf in the future, the instruments governing their debts may restrict their ability to pay dividends or make cash payments to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance, or PRC GAAP. Under PRC law, each of our PRC subsidiaries and the consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of its after-tax profits based on PRC GAAP to enterprise expansion funds as well as staff bonus and welfare funds at its discretion, and the consolidated affiliated entities may allocate a portion of its after-tax profits based on PRC GAAP to a discretionary surplus fund at its discretion. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the statutory reserve funds are not distributable as cash dividends.

Furthermore, to the extent our cash or assets in the business are held in mainland China or Hong Kong or by a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to the imposition of regulatory requirements, restrictions and limitations on the ability of AirNet Technology Inc., its subsidiaries and the consolidated affiliated entities to transfer cash or assets. The PRC government imposes regulations on the convertibility of the Renminbi into foreign currencies. Remittance of dividends by our PRC subsidiaries out of China is also subject to certain procedures with the banks designated by SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. While there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between AirNet Technology Inc. and our Hong Kong subsidiaries, if any such PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our Hong Kong subsidiaries in the future, and to the extent our cash or assets are held in Hong Kong or by a Hong Kong entity, such funds or assets may not be available due to the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.”

As an offshore holding company, AirNet Technology Inc. is ~~we are~~ permitted under PRC laws and regulations to provide funding from the proceeds of ~~our~~ its offshore fundraising activities to ~~our~~ its PRC subsidiar~~y~~ies only through loans or capital contributions, and to the consolidated affiliated entities only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and the consolidated affiliated entities in China when needed.

6.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash/assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash/assets. Provide cross-references to these other discussions.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with deletions shown in strikethrough and additions in underline showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

ITEM 3. KEY INFORMATION

…

D. Risk Factors

Summary Risk Factors

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Risks Related to Doing Business in China

…

●	Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiaries in Hong Kong, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our subsidiaries in Hong Kong, likewise, may not be available to fund operations or for other use outside of Hong Kong. See “—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively”;

…

Risks Related to Doing Business in China

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

Our revenues and expenses are mainly denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi are able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to utilize cash held in mainland China or generated by a PRC entity to fund our operations outside of mainland China or pay dividends in foreign currencies to our shareholders, including holders of the ADSs. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiaries in Hong Kong (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our subsidiaries in Hong Kong, likewise, may not be available to meet our currency demand.

The Company also respectfully refers to the Company’s response to comment #5 above, wherein the Company has set forth proposed revisions to the disclosures under “Introduction” section and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

7.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies here, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state here and elsewhere as appropriate that you have no such cash management policies that dictate how funds are transferred. Provide cross-references to these other discussions of this issue.

RESPONSE: In response to the Staff’s comment, the Company respectfully refers to the Company’s response to comment #5 above, wherein the Company has set forth proposed revisions to the disclosures under “Introduction” section.

8.	Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

RESPONSE: In response to the Staff’s comment, the Company respectfully refers to the Company’s response to comments #5 and #6 above, wherein the Company has set forth proposed revisions to the disclosures under “Introduction” section, “Item 3. Key Information—D. Risk Factors,” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

9.	We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIEs’ business operations through contractual agreements between the VIEs and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIEs. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. For example, please revise your definition of “VIEs” in the Introduction on page 2 as appropriate. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

RESPONSE: In response to the Staff’s comment, the Company respectfully refers to the Company’s response to comments #1 and #3 above, wherein the Company has set forth proposed revisions to the disclosures under “Introduction” section.

10.	Please provide a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIEs’ operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIEs, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. We note your corporate structure diagram on page 55.

RESPONSE: In response to the Staff’s comment, the Company undertakes to replicate the diagram of the Company’s corporate structure as provided in the Company’s response to comment #15 below to the “Introduction” section in its future Form 20-F filings.

With respect to the Staff’s request for disclosure regarding the rights and challenges of the Cayman Islands holding company in its enforcement of contractual agreements, the Company respectfully advises the Staff that the Company’s contractual arrangements are made among Chuangyi Technology, the VIEs, and each of their existing shareholders (except Lin Wang). The Cayman Islands holding company itself is not a party to the contractual arrangements.

The Company further undertakes to add a summary of Company’s existing description of contractual arrangements with the VIEs and the uncertainties related to these contracts and the enforcement of these contracts in its future Form 20-F filings as follows, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

INTRODUCTION

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Holding Company Structure and the VIE Structure

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The VIE structure and its associated risks

The VIE structure was established through a series of agreements entered into among Chuangyi Technology, the VIEs and each of their existing shareholders (except Lin Wang), comprising technology support and service agreements, technology development agreements, exclusive technology consultation and service agreement, call option agreements, equity pledge agreements and authorization letters. The contractual arrangements allow us to (1) be considered as the primary beneficiary of the VIEs for accounting purposes and consolidate the financial results of the VIEs, (2) receive substantially all of the economic benefits of the VIEs, (3) have the pledge right over the equity interests in the VIEs as the pledgee, and (4) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.

●	Technology support and service agreements. Chuangyi Technology provides exclusive technology support and consulting services to the VIEs, who pay service fees in return. Linghang Shengshi’s annual fees to Chuangyi Technology ensure it achieves a net cost-plus rate of at least 0.5%. Chuangyi Technology has sole discretion over fee rates and amounts. AirNet Online’s fees are set in the first month of each year, based on factors such as Chuangyi Technology’s team credentials, service hours, service nature and value, licenses and patents involved, and the impact on AirNet Online’s performance. The agreements are effective for ten years and automatically renewable upon their expiration unless either party gives a 20-day prior notice.

●	Technology development agreements. The VIEs exclusively engage Chuangyi Technology for technology development services, with Chuangyi Technology retaining ownership of all resulting intellectual property. Linghang Shengshi’s fees to Chuangyi Technology ensure a minimum net cost-plus rate of 0.5%, with rates and amounts set solely at Chuangyi Technology’s discretion. AirNet Online/Iwangfan’s fees are determined in the first month of each year, considering factors such as Chuangyi Technology’s team credentials, service hours, service nature and value, licenses and patents involved, and impact on AirNet Online/Iwangfan’s operations. These agreements are effective for ten years and automatically renewable unless either party gives a 20-day notice before expiration.

●	Exclusive technology consultation and service agreement. AirNet Online exclusively engages Chuangyi Technology for consultation services on management, training, marketing, and promotion. Annual fees are set by Chuangyi Technology. This agreement is effective for ten years and may be renewed with Chuangyi Technology’s written confirmation before expiration.

●	Call option agreements. Shareholders (excluding Lin Wang) of Linghang Shengshi and Iwangfan irrevocably grant Chuangyi Technology or its designee an exclusive option to purchase all equity interests in these VIEs at the minimum consideration permitted by PRC law. Shareholders of AirNet Online irrevocably grant Chuangyi Technology or its designee an exclusive option to purchase all equity interests at a purchase price equaling the amount of actual payment made by the respective shareholders with respect to the equity interests, or otherwise at a minimum amount of consideration permitted by the applicable law. These agreements are effective for ten years, renewable at Chuangyi Technology’s discretion. A supplement agreement in January 2016 ensures that relevant provisions remain effective despite any changes in equity interest percentages.

●	Equity pledge agreements. Shareholders of the VIEs (excluding Lin Wang) have pledged their equity interests, including dividend rights, in the VIEs to Chuangyi Technology to secure the VIEs’ performance under the relevant service or call option agreements. If the VIEs default, Chuangyi Technology has the right to exercise all remedies and powers specified in the pledge agreements. These agreements remain valid as long as the relevant service or call option agreements are effective (or two years after expiration for AirNet Online). A supplement agreement in January 2016 ensures that relevant provisions remain effective despite any changes in equity interest percentages of those shareholders.

●	Authorization letters. Each shareholder of the VIEs (excluding Lin Wang) has executed an authorization letter authorizing persons appointed by Chuangyi Technology to exercise certain rights, such as voting, entering into legal documents, and transferring equity interests in the VIEs. These authorization letters remain effective for the VIEs’ respective operating periods and for so long as the respective parties remain those shareholders of the VIEs unless terminated earlier by Chuangyi Technology or unless the call option agreement with respect to VIEs is terminated prior to its expiration.

For a more detailed summary of such contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.”

These contractual arrangements may not be as effective as direct equity ownership in providing us with control over the consolidated affiliate entities. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions. If the imposition of government actions causes us to lose our right to direct the activities of the VIEs or our right to receive substantially all the economic benefits and residual returns from the VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIEs. Furthermore, we are a holding company incorporated in the Cayman Islands. Interim remedies or enforcement orders granted by foreign courts in the United States and the Cayman Islands may not be recognized or enforceable in China. In the event we are unable to enforce our contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Because some of the shareholders of the VIEs in China are our directors and officers, their fiduciary duties to us may conflict with their respective roles in the VIEs, and their interest may not be aligned with the interests of our unaffiliated public security holders. If any of the shareholders of the VIEs fails to act in the best interests of our company or our shareholders, our business and results of operations may be materially and adversely affected.”

11.	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer your registered securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIEs’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. We note your discussion of the CSRC on pages 3, 34 and 54, and of the CAC on page 53, for example. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you do not believe that certain permissions or approvals are required/applicable, please discuss how you came to that conclusion, why this is the case, and the basis on which you made that determination (e.g., internal risk assessment).

RESPONSE: In response to the Staff’s comment, the Company undertakes to supplement the relevant disclosure in its future Form 20-F filings as follows, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

INTRODUCTION

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Permissions or Approvals Required from the PRC Authorities

We currently conduct our air travel media network business operations in China primarily through Chuangyi Technology and its contractual arrangements with the consolidated affiliated entities. Our operations in China are governed by PRC laws and regulations. We and the VIEs are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. As of the date of this annual report, based on the opinion of our PRC legal counsel, Beijing DOCVIT Law Firm, we, our PRC subsidiaries and the consolidated affiliated entities have obtained all licenses, permits and approvals from the PRC government authorities necessary for our business operations in China, including, among others, a business license which specifically includes within its scope the operation of an advertising business and value-added telecommunications business operating licenses. As of the same date, we have not received any requirement to obtain any other license, permit or approval from any PRC government authority with respect to the operation of our business, nor have we been denied or dismissed by any government authority of any application of licenses, permits or approvals that are necessary to the operations of our business.

Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, approvals, registrations or filings for our business operations in the future. We cannot assure you that we, our PRC subsidiaries or the consolidated affiliated entities will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we, our PRC subsidiaries or the consolidated affiliated entities may also inadvertently conclude that such licenses, permits or approvals are not required. Any lack of or failure to maintain requisite licenses, permits or approvals applicable to us, our PRC subsidiaries or the consolidated affiliated entities may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of our securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Compliance with PRC laws and regulations could be costly, and failure to comply could subject us to government sanctions” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.”

On December 28, 2021, the Cyberspace Administration of China, or the CAC, and other 12 PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators holding personal information of over one million users shall apply for a cybersecurity review before going to list abroad. It also provides that critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, nor have we received any inquiry, notice, warning, or sanction in such respect. Based on the opinion of our PRC legal counsel, Beijing DOCVIT Law Firm, we are not required to file an application for the cybersecurity review by the CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (1) we are not in the industry or business operation that involves critical information infrastructure operation, nor do we operate as a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC; (2) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (3) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator or a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC.

Furthermore, the PRC government has recently promulgated new or proposed laws and regulations to further regulate securities offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and the related guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Overseas Listing Trial Measures. With respect to our ability to offer securities to investors, based on the opinion of our PRC legal counsel, Beijing DOCVIT Law Firm, pursuant to the Overseas Listing Trial Measures and related guidelines, under the PRC laws, regulations and regulatory rules currently in effect, as of the date of this annual report, issuers that had already been listed in an overseas market by March 31, 2023, the date the Overseas Listing Trial Measures became effective, such as us, are not required to make any immediate filing with CSRC; however, such issuers will be required to comply with the filing requirements under the Overseas Listing Trial Measures when it subsequently seeks to conduct a follow-on offering overseas. If we fail to complete the filing procedures, under the Overseas Listing Trial Measures or otherwise, for any future overseas securities offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include orders for correction, warnings and fines. Any adverse regulatory actions or sanctions could have a material adverse effect on our business, results of operations, financial condition, reputation and prospects, as well as the trading price of the ADSs.

D. Risk Factors

Summary of Risk Factors, page 6

12.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the Risk Factors section. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your registered securities. We note your existing risk factor acknowledging risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Each of your “Risks Related to Doing Business in China” should have a cross-reference to the relevant individual detailed risk factor.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with deletions shown in strikethrough and additions in underline showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

ITEM 3. KEY INFORMATION

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D. Risk Factors

Summary Risk Factors

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Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies, laws and regulations could adversely affect overall economic growth of China and harm our business. Given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly and subject to any future actions within the discretion of PRC authorities. See “—Risks Related to Doing Business in China—Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and have a material adverse effect on our competitive position,” “—Risks Related to Doing Business in China—The filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, if required” and “—Risks Related to Doing Business in China—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.”

●	We face risks arising from the uncertainties with respect to the PRC legal system. Certain rules and regulations can change quickly with little advance notice, and there may be risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations, which may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.”

●	The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. We, our PRC subsidiaries and the consolidated affiliated entities face various legal and operational risks and uncertainties related to being based in and having significant operations in China. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “—Risk Factors—Risks Related to Doing Business in China—Any actions by the Chinese government, including any decision to intervene or influence the operations of our subsidiaries and the consolidated affiliated entities, or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of these entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.”

●	We face risks arising from the ~~A~~ severe or prolonged downturn in the global or Chinese economy. See ““—Risk Factors—Risks Related to Doing Business in China—A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Our Corporate Structure

If the PRC government funds that the agreements that establish the structure..., page 17

13.	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with deletions shown in strikethrough and additions in underline showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment, our business could be materially and adversely affected.

…

In addition, if the PRC government were to find that the VIE arrangements do not comply with PRC governmental restrictions on foreign investment~~,~~ or ~~if the legal structure and contractual arrangements were found to be in violation of~~ any other existing PRC laws and regulations, or if these regulations change or are interpreted differently in the future, the PRC government could:

●	revoke the business and operating licenses of our PRC subsidiaries and the consolidated affiliated entities;

●	discontinue or restrict the operations of our PRC subsidiaries and the consolidated affiliated entities;

●	impose conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply; or

●	require us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations.

While we do not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of us, Chuangyi Technology, or the VIEs, the imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business. In addition, if the imposition of any of these penalties causes us to lose the power to direct the activities of consolidated affiliated entities that most significantly impact consolidated affiliated entities’ economic performance or our right to receive substantially all of the benefits from consolidated affiliated entities, we would no longer be able to consolidate such consolidated affiliated entities. As a result, in the event that the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert contractual control over the assets of the VIEs, and the value of our securities may significantly decline or be worthless.

Risks Related to Doing Business in China, page 20

14.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list or listed on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with deletions shown in strikethrough and additions in underline showing the changes against the disclosure in the 2023 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.

…

On December 28, 2021, the CAC and other 12 PRC regulatory authorities jointly revised and promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators holding personal information of over one million users shall apply for a cybersecurity review before going to list abroad. It also provides that critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder. ~~We are subject to a variety of laws and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of data or confidential information.~~ See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Data Privacy and Cybersecurity.” As of the date of this annual report, we have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, nor have we received any inquiry, notice, warning, or sanction in such respect. Based on the opinion of our PRC legal counsel, Beijing DOCVIT Law Firm, we are not required to file an application for the cybersecurity review by the CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (1) we are not in the industry or business operation that involves critical information infrastructure operation, nor do we operate as a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC; (2) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (3) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator or a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC. ~~As of the date of this annual report, we have not been informed that we are identified as a critical information infrastructure operator by any governmental authorities.~~ We will closely monitor the rule-making process and will assess and determine whether we are required to apply for the cybersecurity review.

Item 4. Information About the Company

C. Organizational Structure, page 55

15.	Please revise your corporate structure diagram to enlarge the font size and increase legibility. In this regard, consider the use of footnotes or tabular disclosure, for example, to represent your numerous PRC operating companies as necessary. Additionally, revise to include the defined terms representing certain entities as applicable (e.g., Wangfan Tianxia Network Technology Co., Ltd. is defined as “Iwangfan” and we note your footnote 3; however, please revise further for clarity and consistency. Further, please revise to account for 100% ownership in each entity. For example, we note that your diagram currently reflects less than 100% ownership for several of your PRC operating subsidiaries including, but not limited to, 97.1% held in Beijing AirNet Pictures Co., Ltd. and 75% held in Beijing Airport United Culture Media Co., Ltd. Last, please remove the arrows associated with the dashed lines representing your relationship with your VIEs.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the diagram of the Company’s corporate structure disclosed in “Item 4. Information of the Company—C. Organizational Structure” of the 2023 Form 20-F on page 55 as below and replicate such diagram to the “Introduction” section in its future Form 20-F filings to illustrate the Company’s corporate structure and the entity that owns the equity in each depicted entity.

Air Net Technology Inc. (Cayman Islands)
100%
One World Global Travel Inc. (U.S.)
100%
Broad Cosmos Enterprises Ltd. (BVI)
100%
Global International Travel Limited (BVI)
Air Joy Media Private Limited (Singapore)
100%
Air Net International Limited (BVI)
100%
IGLOBAL TRAVEL LIMITED (HK)
100%
Air Net (China) Limited (HK)
100%
100%
100%
100%
100%
Shenzhen Yuehang Information Technology Co., Ltd.
Chuangyi Technology
Xian Shengshi Dinghong Information Technology Co., Ltd.
Beijing Youxing Technology Co., Ltd.
VIE
VIE
VIE
AirNet Online (1)
Linghang Shengshi (4)
Iwangfan (3)
78.63% (2)
100%
97.14% (5)
30.0% (6)
47.2% (6)
100%
98.75% (7)
75% (10)
85% (11)
100%
100%
Beijing Yuehang Digital Media Advertising Co., Ltd.
Air Esurfing Information Technology Co., Ltd.
Beijing AirNet Pictures Co., Ltd.
Wangfan Linghang Mobile Network Technology Co., Ltd.
Dingsheng Ruizhi (Beijing) Investment Consulting Co., Ltd.
Beijing Wangfan Jiaming Advertising Co., Ltd.
Beijing Airport United Culture Media Co., Ltd.
Yuehang Zhongying E-commerce Co., Ltd.
Yuehang Sunshine (Beijing) Asset Management Co., Ltd.
Guangzhou Meizheng Online Network Technology Co., Ltd.
70% (8)
100%
75% (9)
100%
Beijing Wangfan Jiaming Pictures Co., Ltd.
Wenzhou Yuehang Advertising Co., Ltd.
Beijing Dongding Gongyi Advertising Co., Ltd.
Meizheng Network Information Technology Co., Ltd.

(1)	AirNet Online is owned as to 80%, 15% and 5% by three individuals, i.e., Man Guo, Qing Xu and Tao Hong, respectively.

(2)

Beijing Yuehang Digital Media Advertising Co., Ltd (“Beijing Yuehang”) is owned as to 78.6311%, 14.7585%, 5.0002% and 1.6103% by Huimin Guo, and three unaffiliated third parties, i.e., Horgos Air Vision United Digital Media Advertising Co., Ltd., Xiaorong Gao, and Guangzhou Longteng Travel Network Science and Technology Inc., Ltd.

In November 2023, AirNet Online entered into an entrusted equity holding agreement with Huimin Guo, pursuant to which AirNet Online entrusted such individual to act as the nominee shareholder of its 78.63% equity interests in Beijing Yuehang. This entrusted equity holding agreement would terminate upon the earlier of either (1) two years after the entrusted equity holding agreement takes effect or (2) the transfer of all entrusted equity by AirNet Online to AirNet Online itself or a third party designated by AirNet Online. Therefore, AirNet Online, as the actual controlling shareholder of Beijing Yuehang, enjoys shareholder rights and investment benefits with respect to its equity interests in Beijing Yuehang.

(3)	Iwangfan is owned as to 90% and 10% by Man Guo and Lin Wang, respectively. Tao Hong divested all his equity interests in Iwangfan in December 2021. AirNet Online entered into an entrusted equity holding agreement with Lin Wang, pursuant to which AirNet Online entrusted Lin Wang to act as the nominee shareholder of the foregoing equity interests. This entrusted equity holding agreement would terminate upon the earlier of either (1) two years from the date of the entrusted equity holding agreement or (2) the transfer of all entrusted equity by AirNet Online to AirNet Online itself or a third party designated by AirNet Online.

(4)	Linghang Shengshi is owned as to 86.9193%, 12.9954% and 0.0852% by Man Guo, Qing Xu and Xiaoya Zhang, respectively.

(5)	The remaining 2.86% shareholding in Beijing AirNet Pictures Co., Ltd. is owned by Yi Zhang, an unaffiliated third party.

(6)	The remaining 22.8% shareholding in Wangfan Linghang Mobile Network Technology Co., Ltd. is owned by Beijing Henglong Technology Co., Ltd., an unaffiliated third party.

(7)	The remaining 1.25% shareholding in Beijing Wangfan Jiaming Advertising Co., Ltd. is owned as to 1.0345% and 0.2155% by Man Guo and Qing Xu, respectively.

(8)	The remaining 30% shareholding in Beijing Wangfan Jiaming Pictures Co., Ltd is owned by Beijing Henglong Technology Co., Ltd.

(9)	The remaining 25% shareholding in Beijing Dongding Gongyi Advertising Co., Ltd. is owned by Jin Li, an unaffiliated third party.

(10)	The remaining 25% shareholding in Beijing Airport United Culture Media Co., Ltd. is owned by Beijing Dalu Culture Media Co., Ltd., an unaffiliated third party.

(11)	The remaining 15% shareholding in Yuehang Zhongying E-commerce Co., Ltd. is owned by Danque International Network Technology (Beijing) Co., Ltd., an unaffiliated third party.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources

Financial Information Related to the VIEs, page 70

16.	Please revise your condensed consolidating schedule as follows and as applicable:

●	Include a column for any WFOEs separate from the other subsidiaries.

●	Present any due to/due from amounts between the VIEs and the parent company and the VIEs and the WFOE separately from aggregated assets and liabilities.

●	To the extent the line item “Loss subsidiaries” includes earnings/losses from equity method investments as well as amounts from interests in the VIEs through contractual arrangements, revise to present such amounts in separate line items as the current presentation implies the VIE arrangements are similar to an equity method investment.

●	Revise the cash flow information as necessary based on revisions requested in above bullet points.

●	Relocate the condensed consolidating schedule to the Introduction section of the filing.

RESPONSE: In response to the Staff’s comment, the Company undertakes to supplement the condensed consolidating schedule in its future Form 20-F filings as follows and relocate it to the “Introduction” section, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed. The Company respectfully clarifies that, the information set out in the following tables is unaudited for reference of the Staff. The Company undertakes to disclose corresponding audited financial statements in its future Form 20-F filings. Adjustments to the consolidating schedules may be identified when audit work is performed for the Company’s year-end audit, which could result in material differences from this preliminary unaudited financial information. The Company has made rounding adjustments to the numerical figures included below, which the Company believes to be immaterial for the financial statements. Thus, numerical figures shown as totals in some tables might not be the exact arithmetic aggregations of the figures that precede them.

Financial Information Related to the VIEs

The following tables present the consolidating schedule of financial information relating to AirNet Technology Inc., or the Parent, consolidated affiliated entities, WFOEs and other non-VIE consolidated entities as of and for the years ended December 31, 2021, 2022 and 2023.

Selected consolidated statements of operations data

	Year ended December 31, 2021
		Consolidated
		affiliated entities		Other consolidated	Inter-company	Group
	Parent	(VIEs)	WFOEs	entities	elimination	consolidated
	(US$ in thousands)
Net revenues	—	9,075	—	2,604	—	11,679
Cost of revenues	—	12,653	2	2,122	—	14,777
Gross (loss) profit	—	(3,578)	(2)	482	—	(3,098)
Operating expenses	566	8,173	1,088	1,049	—	10,876
Operating loss	(566)	(11,751)	(1,090)	(567)	—	(13,974)
Other (expenses) income	(11)	(3,691)	—	173	—	(3,529)
Income tax expenses	—	(284)	—	—	—	(284)
Non-controlling interests	—	452	—	—	—	452
Loss from subsidiaries	(16,758)	—	—	—	16,758	—
Service loss from VIEs	—	—	(15,274)	(16,364)	31,638	—
Net loss attributable to AirNet Technology Inc.	(17,335)	(15,274)	(16,364)	(16,758)	48,396	(17,335)

	Year ended December 31, 2022
		Consolidated
		affiliated entities		Other consolidated	Inter-company	Group
	Parent	(VIEs)	WFOEs	entities	elimination	consolidated
	(US$ in thousands)
Net revenues	—	2,867	1	—	—	2,868
Cost of revenues	—	3,194	1	2,028	—	5,223
Gross loss	—	(327)	—	(2,028)	—	(2,355)
Operating expenses	1,231	5,749	455	4,289	—	11,724
Operating loss	(1,231)	(6,076)	(455)	(6,317)	—	(14,079)
Other income (expenses)	41	3,611	60	(1,927)	—	1,785
Income tax expenses	—	(17)	—	—	—	(17)
Non-controlling interests	—	(1,024)	—	—	—	(1,024)
Loss from subsidiaries	(12,145)	—	—	(3,901)	16,046	—
Service loss from VIEs	—	—	(3,506)	—	3,506	—
Net loss attributable to AirNet Technology Inc.	(13,335)	(3,506)	(3,901)	(12,145)	19,552	(13,335)

	Year ended December 31, 2023
		Consolidated
		affiliated entities		Other consolidated	Inter-company	Group
	Parent	(VIEs)	WFOEs	entities	elimination	consolidated
	(US$ in thousands)
Net revenues	—	845	—	13	—	858
Cost of revenues	—	1,376	—	—	—	1,376
Gross loss	—	(531)	—	13	—	(518)
Operating expenses	531	1,924	870	212	—	3,537
Operating loss	(531)	(2,455)	(870)	(199)	—	(4,055)
Other income (expense)	8	5,009	(186)	(969)	—	3,862
Income tax expenses	—	(1)	—	—	—	(1)
Non-controlling interests	—	(380)	—	—	—	(380)
(Loss) income from subsidiaries	(51)	—	—	1,117	(1,066)	—
Service income from VIEs	—	—	2,173	—	(2,173)	—
Net (loss) income attributable to AirNet Technology Inc.	(574)	2,173	1,117	(51)	(3,239)	(574)

Selected consolidated balance sheets data

	As of December 31, 2021
		Consolidated
		affiliated entities		Other consolidated	Inter-company	Group
	Parent	(VIEs)	WFOEs	entities	elimination	consolidated
	(US$ in thousands)
Due from Parent	—	557	—	—	(557)	—
Due from other subsidiaries	—	3,703	5,510	—	(9,213)	—
Due from WFOEs	—	16,075	—	14,551	(30,626)	—
Due from VIEs	938	—	253,458	1,080	(255,476)	—
Other current assets	26,470	8,758	294	1,126	—	36,648
Other non-current assets	—	53,744	1,417	4,226	—	59,387
Total assets	27,408	82,837	260,679	20,983	(295,872)	96,035
Due to Parent	—	938	—	—	(938)	—
Due to other subsidiaries	—	1,080	14,551	—	(15,631)	—
Due to WFOEs	—	253,458	—	5,510	(258,968)	—
Due to VIEs	557		16,075	3,703	(20,335)	—
Other current liabilities	2,352	95,176	5,700	1,728	—	104,956
Deficit of investments in subsidiaries	—	—	—	10,042	(10,042)	—
Service fees payable due to VIEs	—	—	234,395		(234,395)	—
Other non-current liabilities	—	13		—	—	13
Total liabilities	2,909	350,665	270,721	20,983	(540,309)	104,969
Total AirNet Technology Inc.’s shareholders’ equity	24,499	(234,395)	(10,042)	—	244,437	24,499
Non-controlling interests	—	(33,433)	—	—	—	(33,433)
Total liabilities and equity	27,408	82,837	260,679	20,983	(295,872)	96,035

	As of December 31, 2022
		Consolidated
		affiliated entities		Other consolidated	Inter-company	Group
	Parent	(VIEs)	WFOEs	entities	elimination	consolidated
	(US$ in thousands)
Due from Parent	—	526	190	2,991	(3,707)	—
Due from other subsidiaries	5,317	1,979	13,542	—	(20,838)	—
Due from WFOEs	—	17,640	—	14,551	(32,191)	—
Due from VIEs	938	—	234,380	186	(235,504)	—
Other current assets	33,505	17,504	13,106	5,678	—	69,793
Investments in subsidiaries	10,041	—	—	17,746	(27,787)	—
Other non-current assets	—	44,476	880	—	—	45,356
Total assets	49,801	82,125	262,098	41,152	(320,027)	115,149
Due to Parent	—	938	—	15,358	(16,296)	—
Due to other subsidiaries	2,991	186	14,551	—	(17,728)	—
Due to WFOEs	190	234,380	—	13,542	(248,112)	—
Due to VIEs	526	—	17,640	1,979	(20,145)	—
Other current liabilities	332	97,088	4,135	232	—	101,787
Service fees payable due to VIEs	—	—	218,067	—	(218,067)	—
Other non-current liabilities	—	9	—	—	—	9
Total liabilities	4,039	332,601	254,393	31,111	(520,348)	101,796
Total AirNet Technology Inc.’s shareholders’ equity	45,762	(218,067)	7,705	10,041	200,321	45,762
Non-controlling interests	—	(32,409)	—	—	—	(32,409)
Total liabilities and equity	49,801	82,125	262,098	41,152	(320,027)	115,149

	As of December 31, 2023
		Consolidated
		affiliated entities		Other consolidated	Inter-company	Group
	Parent	(VIEs)	WFOEs	entities	elimination	consolidated
	(US$ in thousands)
Due from Parent	—	520	189	3,512	(4,221)	—
Due from other subsidiaries	13,039	1,971	13,539	—	(28,549)	—
Due from WFOEs	—	17,144	—	14,551	(31,695)	—
Due from VIEs	938	—	227,706	186	(228,830)	—
Other current assets	110	21,031	837	7,937	—	29,915
Investments in subsidiaries	2,319	—	—	89,439	(91,758)	—
Other non-current assets	—	42,036	223	—	—	42,259
Total assets	16,406	82,702	242,494	115,625	(385,053)	72,174
Due to Parent	—	938	—	15,358	(16,296)	—
Due to other subsidiaries	3,512	186	14,551	—	(18,249)	—
Due to WFOEs	189	227,706	—	13,539	(241,434)	—
Due to VIEs	520	—	17,144	1,971	(19,635)	—
Other current liabilities	336	248	1,397	82,438	—	84,419
Service fees payable due to VIEs	—	—	122,282	—	(122,282)	—
Other non-current liabilities	—	8,842	—	—	—	8,842
Total liabilities	4,557	237,920	155,374	113,306	(417,896)	93,261
Total AirNet Technology Inc.’s shareholders’ equity	11,849	(122,282)	87,120	2,319	32,843	11,849
Non-controlling interests	—	(32,936)	—	—	—	(32,936)
Total liabilities and equity	16,406	82,702	242,494	115,625	(385,053)	72,174

Selected consolidated statements of cash flows data

	Year ended December 31, 2021
		Consolidated
		affiliated entities		Other consolidated	Inter-company	Group
	Parent	(VIEs)	WFOEs	entities	elimination	consolidated
	(US$ in thousands)
Net cash (used in) provided by operating activities	—	(5,230)	1	358	(104)	(4,975)
Net cash used in investing activities	—	—	—	—	—	—
Net cash used in financing activities	—	(9,433)	—	—	—	(9,433)

	Year ended December 31, 2022
		Consolidated
		affiliated entities		Other consolidated	Inter-company	Group
	Parent	(VIEs)	WFOEs	entities	elimination	consolidated
	(US$ in thousands)
Net cash provided by (used in) operating activities	—	1,729	1	(323)	(655)	752
Net cash used in investing activities	—	—	—	—	—	—
Net cash provided by financing activities	—	1,212	—	—	—	1,212

	Year ended December 31, 2023
		Consolidated
		affiliated entities		Other consolidated	Inter-company	Group
	Parent	(VIEs)	WFOEs	entities	elimination	consolidated
	(US$ in thousands)
Net cash (used in) provided by operating activities	—	(1,514)	(7)	(179)	(117)	(1,817)
Net cash used in investing activities	—	—	—	—	—	—
Net cash used in financing activities	—	(1,222)	—	—	—	(1,222)

***

If you have any further questions, please contact the undersigned by telephone at 86-10 6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	K. Ronnie Li, Esq., Partner, Wilson Sonsini Goodrich & Rosati Dan Shao, Co-Chief Executive Officer, AirNet Technology Inc.